Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in registration statements on Form F-3 (File No. 333-275305, File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File Nos. 333-225773 and 333-278437) of SciSparc Ltd. of our report dated March 31, 2024, with respect to the financial statements of AutoMax Motors Ltd. as of December 31, 2023 and 2022 and the years then ended included in this Report of Foreign Private Issuer on Form 6-K.

Jerusalem, Israel
Date: May 2, 2024
	By:	/s/ Ben David Shalvi Kop & Co.
Ben David Shalvi Kop & Co.